UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Playtika Holding Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

72815L 107

(CUSIP Number of Class of Securities)

Robert Antokol

Chief Executive Officer

c/o Playtika Ltd.

HaChoshlim St 8

Herzliya Pituach, Israel

972-73-316-3251

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael A. Treska Darren Guttenberg Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Michael Cohen Chief Legal Officer and Secretary c/o Playtika Ltd. HaChoshlim St 8 Herzliya Pituach, Israel 972-73-316-3251

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Playtika Holding Corp., a Delaware corporation (the “Company”), relating to the offer by the Company to exchange outstanding eligible stock options to purchase up to an aggregate of 13,523,596 shares of the Company’s common stock, whether vested or unvested, that were granted under the Company’s 2020 Incentive Award Plan for new restricted stock units. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, dated November 14, 2022 (together with any amendments or supplements thereto, the “Offer to Exchange”), filed as Exhibit (a)(1)(i) to the Schedule TO, and amended hereto.

This Amendment No. 1 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act of 1934, as amended. The Schedule TO and the Offer to Exchange are hereby amended, restated and supplemented as set forth below and as provided in this Amendment No. 1. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended, restated and supplemented in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Exchange remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Offer to Exchange and the other documents that constituted part of the Offer. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Exchange incorporated by reference herein.

Items 1 through 11.

Extension of the Offer

The Offer to Exchange and the other exhibits to the Schedule TO, and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange referenced below, are hereby amended and supplemented as follows:

•

The Company has elected to extend the expiration time of the offering period for the Option Exchange to 9:00 P.M., Pacific Time, on December 15, 2022, unless the Company, in its discretion, extends the period of time during which the Option Exchange will remain open.

•

All references to “December 12, 2022” in the Offer to Exchange and the other exhibits to the Schedule TO and Items 1 through 11 of the Schedule TO are hereby amended and replaced with “December 15, 2022.”

Incorporation by Reference

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange referenced below are hereby amended and supplemented by adding the following statement after the first full paragraph under “Section 10. Information Concerning Playtika – Incorporation by Reference” of the Offer to Purchase:

“In addition, the Current Report on Form 8-K filed by the Company on December 5, 2022 (including all exhibits attached thereto and incorporated therein by reference, but excluding any portions of such filing that was furnished to, rather than filed with, the SEC under applicable SEC rules) is hereby incorporated by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(xiv)	Press Release, dated December 5, 2022, regarding the Extension Of The Offering Period For The Option Exchange
(a)(1)(xv)	Form of Notice Email to Eligible Service Providers Regarding Extension of the Offering Period for the Option Exchange
(a)(1)(xvi)	Form of Final Reminder Email

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Playtika Holding Corp.

Date: December 5, 2022	By: /s/ Craig Abrahams
Craig Abrahams
President and Chief Financial Officer